                      SECURITIES AND EXCHANGE COMMISSION


                            Washington, D.C.  20549


                                 SCHEDULE 13D

                                AMENDMENT NO. 1


                   Under the Securities Exchange Act of 1934


                         BRANDON SYSTEMS CORPORATION
                               (Name of Issuer)




                         Common Stock, $.10 par value
                        (Title of Class of Securities)


                                   105303101
                                (CUSIP Number)

                                 Mark G. Ewald
                             BEM Management, Inc.
                              520 Madison Avenue
                           New York, New York  10022
                                (212) 832-8720
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               November 16, 1995
             (Date of Event which Requires Filing this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [  ].

SCHEDULE 13D

CUSIP No. 105303101

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Lawrence M. Blau

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          Not Applicable                a[ ]
                                        b[ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.

                    7.   SOLE VOTING POWER

                         None

                    8.   SHARED VOTING POWER
  SHARES
BENEFICIALLY             297,000
 OWNED BY
REPORTING           9.   SOLE DISPOSITIVE POWER
  PERSON                 None
   WITH
                    10.  SHARED DISPOSITIVE POWER
                         297,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          297,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                        [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.7%

14.  TYPE OF REPORTING PERSON*
          IN

SCHEDULE 13D

CUSIP No. 105303101

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Mark Metzger

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          Not Applicable                               a[ ]
                                                       b[ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.

                    7.   SOLE VOTING POWER

                         2,200

                    8.   SHARED VOTING POWER
  SHARES
BENEFICIALLY             297,000
 OWNED BY
REPORTING           9.   SOLE DISPOSITIVE POWER
  PERSON                 2,200
   WITH
                    10.  SHARED DISPOSITIVE POWER
                         297,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          299,200

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                        [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.7%

14.  TYPE OF REPORTING PERSON*
          IN

          This statement amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons (as defined therein) with the Securities and Exchange Commission on August 11, 1995, and constitutes Amendment No. 1 to the Schedule 13D. Capitalized terms used herein without definition shall have the meaning assigned to such terms in the Schedule 13D.

ITEM 2.   IDENTITY AND BACKGROUND

          The third paragraph of this Item 2 is amended in its entirety as set forth below.
          The shares of Common Stock which are the subject of this Statement are held by Mr. Metzger's Individual Retirement Account (2,200 shares), BEM (208,000 shares) and BEM International (89,000 shares).

ITEM 3.   SOURCES AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

          The first sentence of Item 3 is amended in its entirety as set forth below.
          Mr. Metzger and the Funds expended an aggregate of approximately $5,865,519 (including brokerage commissions) to purchase the 299,200 shares of Common Stock held by them.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          Paragraph (a) - (c) of Item 5 are amended in their entirety as set forth below.
          (a)-(b)   On the date of this Statement:
          1. Mr. Blau has beneficial ownership for purposes of Section 13(d) of the Securities Exchange Act of 1934 ("Beneficial Ownership") of 297,000 shares of Common Stock by

I.
virtue of his position as one of the two managing general partners of BEM and as one of the two persons responsible, through BEM International Management, for the management of the assets of BEM International. Such shares represent approximately 5.7% of the issued and outstanding shares of Common Stock. Mr. Blau shares voting power and dispositive power over these shares of Common Stock with Mr. Metzger.
          1. Mr. Metzger has Beneficial Ownership of and sole voting and dispositive power with respect to 2,200 shares of Common Stock and Beneficial Ownership of 297,000 shares of Common Stock by virtue of his position as one of the two managing general partners of BEM and as one of the two persons responsible, through BEM International Management, of managing the assets of BEM International. The aggregate of such shares (299,200) represent approximately 5.7% of the issued and outstanding Common Stock. Mr. Metzger shares with Mr. Blau voting power and dispositive power over the 297,000 shares of Common Stock held by the Funds.
          3. The percentages used herein are calculated based upon the 4,460,004 shares of Common Stock stated to be issued and outstanding at August 4, 1995, as reflected in the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 2, 1995.
          (c) The trading dates, number of shares purchased and price per share (including commissions) for all transactions by the Reporting Persons since June 13, 1995 are set forth in

Schedule I hereto. All such transactions were effected on the American Stock Exchange.

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
November 22, 1995




                                   /s/ Lawrence M. Blau
                                   Lawrence M. Blau



                                   /s/ Mark Metzger
                                   Mark Metzger

                                                                    Schedule I





                                                            Date                    Shares Purchased            Price Per Share

 BEM Partners, L.P.                                        6/13/95                        400                         20.6
                                                           6/15/95                       35,000                      22.52
                                                           6/20/95                       7,000                       21.77
                                                           6/21/95                       27,000                       21.7
                                                           6/23/95                       9,000                       21.08
                                                           7/18/95                       52,600                      18.33
                                                           7/31/95                       7,000                        18.7
                                                          11/16/95                       35,000                      19.83

 BEM International Ltd.                                    6/15/95                       15,000                      22.52
                                                           6/20/95                       3,000                       21.77
                                                           6/21/95                       10,500                       21.7
                                                           6/23/95                       5,100                       21.08
                                                           7/18/95                       22,400                      18.33
                                                           7/31/95                       3,000                        18.7
                                                          11/16/95                       15,000                      19.83

 Mark Metzger                                              6/21/95                        800                        21.58
                                                           6/22/95                        600                        21.33
                                                           6/22/95                        800                        21.205
